(As filed June 25, 1999)

                                                               File No. 70-9427


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                           APPLICATION OR DECLARATION
                                       ON
                                   FORM U-1/A
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               Ameren Corporation
                             Union Electric Company
                     Union Electric Development Corporation
                           Ameren Development Company
                                Ameren ERC, Inc.
                               Ameren Energy, Inc.
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     Central Illinois Public Service Company
                            CIPSCO Investment Company
                                 607 East Adams
                           Springfield, Illinois 62739

               (Name of company or companies filing this statement
                   and address of principal executive offices)
               ---------------------------------------------------

                               Ameren Corporation

                 (Name of top registered holding company parent
                         of each applicant or declarant)
               ---------------------------------------------------

                       Steven R. Sullivan, Vice President
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:


     William J. Niehoff, Esq.                  William T. Baker, Jr., Esq.
     Ameren Services Company                   Thelen Reid & Priest LLP
     1901 Chouteau Avenue                      40 West 57th Street
     P.O. Box 66149, MC 1310                   New York, New York 10019-4097
     St. Louis, Missouri 63166-6149

         The Application or Declaration heretofore filed in this proceeding on December 8, 1998, which was amended and restated in its entirety by Amendment No. 1, dated March 10, 1999, and further amended by Amendment No. 2, dated May 19, 1999, is further amended as follows:

         1. ITEM 1.7 - SALES OF SERVICES AND GOODS AMONG AMEREN DEVELOPMENT AND OTHER NON-UTILITY SUBSIDIARIES OF AMEREN, is amended and restated to read as follows:

              The applicants propose that Ameren Development, Ameren Energy, CIC and any direct or indirect Rule 58 Subsidiaries or Non-Exempt Subsidiaries (including any Intermediate Subsidiary) of Ameren Development may provide services or sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption pursuant to Section 13(b) from the cost standard of Rules 90 and 91 as applicable to such transactions, in any case in which any of the following circumstances may apply:

                  (i) The client company is a FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

                  (ii) The client company is an EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser thereof is not an Operating Company;

                  (iii) The client company is a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than an Operating Company) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

                  (iv) The client company is a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not an Operating Company; or

                  (v) Ameren does not own 100% of the capital stock of such non-utility client company, provided that the ultimate purchaser of such goods or services is not an Operating Company.

                  To the extent not otherwise exempt, the applicants also request an exemption from Section 13(b) of the Act in connection with the performance of Administrative Activities or Development Activities for (1) any partially-owned Rule 58 Subsidiary or Non-Exempt

         Subsidiary, provided that the ultimate purchaser of such services is not an Operating Company or Ameren Services or any other subsidiary formed by Ameren, directly or indirectly, whose activities and operations are primarily related to the provision of services to the Operating Companies. In addition, the applicants request that the exemption apply to services provided by any Non-Exempt Subsidiary to any other Non-Exempt Subsidiary if (a) such client company is a subsidiary of Ameren the sole business of which is developing, owning, operating and/or providing services to other affiliated companies described in subparagraphs (i) through (v), above, or (b) such client company does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.1


         2. The final paragraph of ITEM 1.9 - SALE OF CERTAIN GOODS AND SERVICES BY RULE 58 SUBSIDIARIES AND SPECIAL-PURPOSE SUBSIDIARIES OUTSIDE THE UNITED STATES, is amended and restated to read as follows:

                  Ameren Development requests that the Commission (i) reserve jurisdiction over electricity and energy commodity brokering and marketing activities of Ameren Energy (and of any other future Rule 58 Subsidiary or Special-Purpose Subsidiary) outside the United States and Canada pending completion of the record in this proceeding,2 (ii) authorize the proposed sale of Energy Management Services and Technical Support Services and related customer financing anywhere outside the United States,3 and (iii) reserve jurisdiction over sale of the remaining goods and services described above outside the United States, pending completion of the record.


--------
                  1 In Entergy Corporation, et al., Holding Co. Act Rel. No. 27039 (June 22, 1999), the Commission granted an exemption under
         Section 13(b) on substantially the same terms with respect to proposed transactions among non-utility subsidiaries of a registered holding company.
                  2 See Southern Energy, Inc., Holding Co. Act Rel. No. 27020 (May 13, 1999) (supplemental order amending prior order to permit registered holding company subsidiary to engage in power and gas marketing activities in Canada and reserving jurisdiction over such activities outside the United States and Canada).
                  3 The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to sell similarly-defined energy management services and technical support services to customers both within and outside the United States. See Columbia Energy Group, et al., Holding Co. Act Rel. No. 26868 (May 6, 1998); and Cinergy Corp.,et al., Holding Co. Act Rel. No. 26662 (February 7, 1997).

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                             Ameren Corporation


                             By:      /s/ Steven R. Sullivan
                                      ----------------------
                                      Name:  Steven R. Sullivan
                                      Title:    Vice President and Secretary


                             Union Electric Company


                             By:      /s/ Steven R. Sullivan
                                      ----------------------
                                      Name: Steven R. Sullivan
                                      Title:   Vice President and Secretary


                             Union Electric Development Corporation


                             By:      /s/ Steven R. Sullivan
                                      ----------------------
                                      Name: Steven R. Sullivan
                                      Title:   Vice President


                             Ameren Development Company


                             By:      /s/ Steven R. Sullivan
                                      ----------------------
                                      Name: Steven R. Sullivan
                                      Title:   Vice President




                             (Signatures continued on next page)

                             Ameren ERC, Inc.


                             By:      /s/ Steven R. Sullivan
                                      ----------------------
                                      Name: Steven R. Sullivan
                                      Title:   Vice President


                             Ameren Energy, Inc.


                             By:      /s/ Steven R. Sullivan
                                      ----------------------
                                      Name: Steven R. Sullivan
                                      Title:   Vice President


                             Central Illinois Public Service Company


                             By:      /s/ Steven R. Sullivan
                                      ----------------------
                                      Name: Steven R. Sullivan
                                      Title:   Vice President


                             CIPSCO Investment Company


                             By:      /s/ Steven R. Sullivan
                                      ----------------------
                                      Name: Steven R. Sullivan
                                      Title:   Secretary




Dated:    June 25, 1999